Exhibit 99.1

Copa Holdings Reports Net Income of US$66.0 Million and EPS of US$1.49 for the Third Quarter of 2014

Excluding special items, adjusted net income came in at $99.8 million, or EPS of $2.25 per share

Panama City, Panama — November 19, 2014. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2014 (3Q14). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2013 (3Q13).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$66.0 million for 3Q14, or diluted earnings per share (EPS) of US$1.49. Excluding special items, Copa Holdings would have reported an adjusted net income of $99.8 million, or $2.25 per share, a 14.1% decrease from adjusted net income of US$116.2 million and US$2.62 per share for 3Q13.

▪	Operating income for 3Q14 came in at US$111.1 million, a 24.7% decrease from operating income of US$147.5 million in 3Q13. Operating margin for the period came in at 16.7% or 5.0 percentage points below 3Q13, as a result of lower unit revenues.

▪	Total revenues decreased 2.0% to US$663.7 million. Yield per passenger mile decreased 7.7% to 15.9 cents and operating revenue per available seat mile (RASM) decreased 9.9% to 12.5 cents. Adjusting for a 10.2% increase in average length of haul, yields decreased 3.2% and RASM decreased 5.4%.

▪	For 3Q14, passenger traffic (RPMs) grew 6.3% on an 8.7% capacity expansion. As a result, consolidated load factor came in at 76.3%, or 1.7 percentage points below 3Q13.

▪	Operating cost per available seat mile (CASM) improved 4.1% to 10.4 cents. CASM, excluding fuel, decreased 5.7% to 6.4 cents.

▪	Cash, short term and long term investments ended 3Q14 at US$1.13 billion, representing 41% of the last twelve months’ revenues. Of this amount, 46% is in Venezuela pending repatriation due to government currency controls.

▪	During the third quarter, Copa Airlines took delivery of three Boeing 737-800 aircraft. As a result, Copa Holdings ended the quarter with a consolidated fleet of 96 aircraft.

▪	For 3Q14, Copa Holdings reported consolidated on-time performance of 90.9% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

SUBSEQUENT EVENTS

▪	Share Repurchase program - On November 19, 2014, the board of directors of Copa Holdings approved a US$250 million share repurchase program. Purchases will be made from time to time, subject to market and economic conditions, applicable legal requirements, and other relevant factors.

▪	Loyalty Program - On November 19, 2014, Copa Airlines and United announced to their MileagePlus members Copa’s decision to launch its own loyalty program starting in July 2015. MileagePlus will remain the Company’s frequent flyer program until end of June 2015.

▪	4Q14 Dividend Payment - Copa Holdings expects to pay its fourth quarter dividend of US$0.96 per share on December 15, 2014, on all outstanding Class A and Class B shares, to stockholders of record as of December 4, 2014.

Consolidated Financial & Operating Highlights	3Q14	3Q13	% Change	2Q14	% Change
Revenue Passengers Carried ('000)	1,937	2,007	-3.5%	1,890	2.4%
RPMs (mm)	4,044	3,803	6.3%	3,916	3.3%
ASMs (mm)	5,298	4,872	8.7%	5,067	4.6%
Load Factor	76.3%	78.1%	-1.7 p.p.	77.3%	-1.0 p.p.
Yield	15.9	17.2	-7.7%	16.6	-4.3%
PRASM (US$ Cents)	12.2	13.5	-9.8%	12.8	-5.4%
RASM (US$ Cents)	12.5	13.9	-9.9%	13.3	-5.8%
CASM (US$ Cents)	10.4	10.9	-4.1%	10.7	-2.6%
CASM Excl. Fuel (US$ Cents)	6.4	6.8	-5.7%	6.6	-3.3%
Breakeven Load Factor (1)	62.2%	61.4%	-0.8 p.p.	60.8%	1.4 p.p.
Fuel Gallons Consumed (Millions)	68.2	63.6	7.2%	65.9	3.5%
Avg. Price Per Fuel Gallon (US$ Dollars)	3.12	3.12	0.0%	3.13	-0.3%
Average Length of Haul (Miles)	2,088	1,895	10.2%	2,072	0.8%
Average Stage Length (Miles)	1,234	1,160	6.4%	1,210	2.0%
Departures	30,362	30,126	0.8%	29,726	2.1%
Block Hours	95,819	89,623	6.9%	92,115	4.0%
Average Aircraft Utilization (Hours)	11.0	11.2	-2.0%	11.0	0.0%
Operating Revenues (US$ mm)	663.7	677.3	-2.0%	673.6	-1.5%
Operating Income (US$ mm)	111.1	147.5	-24.7%	131.2	-15.3%
Operating Margin	16.7%	21.8%	-5.0 p.p.	19.5%	-2.7 p.p.
Net Income (US$ mm)	66.0	126.0	-47.6%	118.2	-44.2%
Adjusted Net Income (US$ mm) (1)	99.8	116.2	-14.1%	115.9	-13.9%
EPS - Basic and Diluted (US$)	1.49	2.84	-47.7%	2.66	-44.2%
Adjusted EPS - Basic and Diluted (US$) (1)	2.25	2.62	-14.2%	2.61	-13.9%
# of Shares - Basic and Diluted ('000)	44,404	44,380	0.1%	44,409	0.0%

(1)Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 3Q14, 3Q13, and 2Q14 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges. Additionally, 3Q14 and 2Q14 exclude charges/gains related to the Venezuelan currency. Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 3Q14 RESULTS

Copa Holdings third quarter results reflected lower passenger revenues yields driven in large part by the reduction in capacity and local currency denominated sales in Venezuela, partially offset by lower unit costs for the quarter. For 3Q14, the Company reported operating income of US$111.1 million, a 24.7% decrease from 3Q13. As a result, operating margin for the quarter stood at 16.7%, a decrease of 5.0 percentage points from 3Q13.

Consolidated operating revenues decreased 2.0% to US$663.7 million on a 8.7% increase in capacity for the period. Load factor came in at 76.3%, or 1.7 percentage points below 3Q13, while yields came in at 15.9 cents, or 7.7% lower than 3Q13. As a result, passenger revenues per ASM (PRASM) decreased 9.8%, from 13.5 cents in 3Q13 to 12.2 cents in 3Q14. Adjusting for a 10.2% increase in length of haul, PRASM decreased 5.3% from 3Q13.

Consolidated operating expenses for 3Q14 increased 4.3% to US$552.6 million, and consolidated operating expenses per ASM (CASM) decreased 4.1% to 10.4 cents. Excluding fuel costs, unit costs decreased 5.7% to 6.4 cents, mainly as a result of a decrease on sales related costs.

Aircraft fuel expense increased 7.3% or US$14.4 million compared to 3Q13, as a result of increased capacity. The Company’s effective jet fuel price, which includes realized hedge gains of US$2.1 million and US$6.8 million for 3Q14 and 3Q13, respectively, remained flat at an average of US$3.12.  At the end of 3Q14, the Company had fuel hedges in place representing 26% of its consolidated volume. Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 31% in 4Q14. For 2015 and 2016, the Company has hedged approximately 27% and 16%, respectively, of its forecasted fuel consumption.

The Company recorded a net non-operating expense of US$39.4 million for 3Q14 compared to a net non-operating income of US$6.3 million for 3Q13. Non-operating income (expense) included a fuel hedge mark-to-market loss of US$28.3 million, compared to a fuel hedge mark-to-market gain of US$9.8 million for 3Q13.

Copa Holdings closed the quarter with US$1.13 billion in cash, short term and long term investments, representing 41% of last twelve months’ revenues. Of such cash, US$520.7 million is subject to exchange controls in Venezuela and pending repatriation. Cash, short term and long term investments excluding the funds pending repatriation from Venezuela represent approximately 23% of last twelve months’ revenues.

Total debt at the end of 3Q14 amounted to US$1.1 billion, all of which is related to aircraft and equipment financing.

Copa Holdings’ third quarter results, in spite of the challenges presented by the capacity reductions in Venezuela, are the product of a solid and well executed business model which leverages the Company’s unique competitive advantages, such as geographic position and infrastructure, among others, to operate the best and most convenient network for intra-Latin America travel from the Hub of the Americas in Panama. Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2014

For 2014, based on year-to-date results and management’s expectations for 4Q14, the Company updates its guidance as follows: Consolidated capacity is now expected to grow in the range of +/-9.5%, as a result of capacity reduction in certain markets planned for November and December. The Company is maintaining its Load Factor guidance but lowering its RASM guidance, due to the Venezuela effect and decreases in demand and yields, particularly in South America; as well as lowering CASM ex-fuel guidance, due to efficiencies in discretionary administrative expenses and lower sales related expenses. Factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$3.05 per gallon. As a result, we are narrowing our full year operating margin guidance to +/-19%.

Financial Outlook	2014 - Full Year Revised	2014 - Full Year Prior	2013 Reported
Capacity - ASM Growth	+/-9.5%	+/-10%	14.4%
Average Load Factor	+/-77%	+/-77%	76.7%
RASM (cents)	+/-13.0	+/-13.4	13.8
CASM Ex-fuel (cents)	+/-6.6	+/-6.8	6.9
Operating Margin	+/-19%	18-20%	19.8%

OUTLOOK FOR 2015 – PRELIMINARY

For 2015, preliminary guidance is for consolidated capacity growth in the range of 7%, mainly as a result of the full year effect of capacity added in 2014.  Load factor and RASM are expected to come in below 2014 levels mainly due to the full year effect of capacity reductions in Venezuela as well as our expectations of a more tempered regional demand environment. At 6.6 cents, CASM ex-fuel is expected to come in flat year over year. The estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs for 2014 is US$2.80 per gallon. As a result, the Company is projecting an operating margin in the range of 15% to 17%.

Financial Outlook	2015 – Full Year
Capacity - YOY ASM Growth	+/-7%
Average Load Factor	+/-76%
RASM (cents)	+/-12.2
CASM Ex-fuel (cents)	+/- 6.6
Operating Margin	15-17%

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CONSOLIDATED THIRD QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 3Q14 totaled US$663.7 million, a 2.0% decrease from operating revenue of US$677.3 million in 3Q13. This decrease was due to a 1.9% or US$12.3 million decrease in passenger revenue.

Passenger revenue. For 3Q14 passenger revenue totaled US$643.7 million, a 1.9% decrease from passenger revenue of US$656.0 million in 3Q13. A 1.7 percentage point decrease in load factor, combined with a 7.7% drop in passenger yield, resulted in a 9.8% decrease in PRASM.

Cargo, mail and other. Cargo, mail and other revenue totaled US$20.0 million in 3Q14, a 6.2% decrease from cargo, mail and other revenue of US$21.3 million in 3Q13.

Operating expenses

For 3Q14, consolidated operating expenses increased 4.3% to US$552.6 million, representing operating cost per available seat mile (CASM) of 10.4 cents. CASM, excluding fuel costs, decreased 5.7% to 6.4 cents. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 3Q14, aircraft fuel totaled US$212.6 million, a US$14.4 million or 7.3% increase over aircraft fuel of US$198.2 million in 3Q13. This increase was primarily a result of a 7.2% increase in gallons consumed, as the average price per gallon of jet fuel (all-in), remained flat at US$3.12 in 3Q14. The all-in average price per gallon of jet fuel for 3Q14 includes a $2.1 million fuel hedge gain, compared to a US$6.8 million gain in 3Q13. Excluding the effect of fuel hedge gains for both periods, fuel prices decreased 2.3%, from US$3.22 per gallon in 3Q13 to US$3.15 in 3Q14.

Salaries and benefits. For 3Q14, salaries and benefits totaled US$74.0 million, a 5.8% increase over salaries and benefits of US$69.9 million in 3Q13. The main driver was an increase in operating headcount to support additional capacity.

Passenger servicing. For 3Q14, passenger servicing totaled US$68.8 million, a 6.0% increase over passenger servicing of US$64.9 million in 3Q13. This increase resulted mainly from higher effective rates related to airport services due to passenger mix, which was partly offset by the reduction in passengers carried.

Commissions. For 3Q14, commissions totaled US$22.9 million, a 17.3% decrease from commissions of US$27.7 million in 3Q13. This decrease was primarily a result of lower sales, particularly in Venezuela.

Reservations and sales. Reservations and sales totaled US$22.1 million, a 19.8% decrease from reservation and sales of US$27.6 million in 3Q13. This decrease was primarily a result of a decrease in passenger revenue and lower sales related taxes due to the revenue mix.

Maintenance, material and repairs. For 3Q14, maintenance, material and repairs totaled US$24.2 million, a 3.4% decrease from maintenance, material and repairs of US$25.0 million in 3Q13. This decrease was primarily a result of the timing of certain maintenance repairs.

Depreciation. Depreciation totaled US$28.1 million in 3Q14, a 5.6% increase over depreciation of US$26.6 million in 3Q13. This increase was primarily driven by additional aircraft and engines.

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Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 12.9% from US$67.0 million in 3Q13 to US$75.6 in 3Q14, primarily as a result of additional aircraft rentals and higher overflight fees due to flight mix.

Other. Other expenses totaled US$24.3 million, an increase of US$1.4 million over 3Q13 mainly as a result of higher professional services related to new projects.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net expense of US$39.4 million in 3Q14, compared to a net income of US$6.3 million in 3Q13.

Interest expense. Interest expense totaled US$7.6 million in 3Q14, an 1.2% increase from interest expense of US$7.5 million in 3Q13, as a result of higher effective interest rates due to acquired debt related to new aircraft deliveries, partly offset by a lower outstanding debt balance.

Interest income. Interest income totaled US$4.3 million, a 39.1% increase over interest income of US$3.1 million in 3Q13, mainly as a result of higher rates on investments and a higher average cash and investments balance.

Other, net. Other, net totaled a net loss of US$36.2 million in 3Q14 compared to a net gain of US$10.7 million in 3Q13. Other, net for 3Q14, includes a fuel hedge mark-to-market loss of US$28.3 million, compared to a fuel hedge mark-to-market gain of US$9.8 million for 3Q13.

About Copa Holdings:

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 69 destinations in 30 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 98 aircraft: 72 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit: www.copa.com.

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q14	3Q13	Change	2Q14	Change
Operating Revenues
Passenger Revenue	643,719	655,991	-1.9%	651,081	-1.1%
Cargo, mail and other	19,974	21,288	-6.2%	22,480	-11.1%
Total Operating Revenue	663,693	677,279	-2.0%	673,560	-1.5%

Operating Expenses
Aircraft fuel	212,591	198,163	7.3%	205,942	3.2%
Salaries and benefits	74,016	69,941	5.8%	69,584	6.4%
Passenger servicing	68,791	64,913	6.0%	65,533	5.0%
Commissions	22,934	27,717	-17.3%	24,467	-6.3%
Reservations and sales	22,122	27,588	-19.8%	23,978	-7.7%
Maintenance, material and repairs	24,186	25,035	-3.4%	29,301	-17.5%
Depreciation	28,070	26,576	5.6%	27,744	1.2%
Flight operations	34,014	30,829	10.3%	32,547	4.5%
Aircraft rentals	28,082	23,540	19.3%	28,534	-1.6%
Landing fees and other rentals	13,498	12,607	7.1%	13,250	1.9%
Other	24,327	22,878	6.3%	21,490	13.2%
Total Operating Expense	552,632	529,787	4.3%	542,369	1.9%

Operating Income	111,060	147,492	-24.7%	131,192	-15.3%

Non-operating Income (Expense):
Interest expense	(7,603)	(7,513)	1.2%	(6,876)	10.6%
Interest income	4,348	3,127	39.1%	3,586	21.3%
Other, net	(36,157)	10,700	n/a	4,107	n/a
Total Non-Operating Income/(Expense)	(39,412)	6,314	n/a	817	n/a

Income before Income Taxes	71,648	153,807	-53.4%	132,008	-45.7%

Provision for Income Taxes	5,667	27,798	-79.6%	13,836	-59.0%

Net Income	65,980	126,008	-47.6%	118,172	-44.2%

EPS - Basic and Diluted	1.49	2.84	-47.7%	2.66	-44.2%
Shares - Basic and Diluted	44,403,578	44,379,507	0.1%	44,408,515	0.0%

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Copa Holdings, S.A.

Balance Sheet - IFRS

(US$ Thousands)

	September 30	December 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$186,739	$139,108
Short-term investments	698,945	992,579
Total cash, cash equivalents and short-term investments	885,684	1,131,687

Accounts receivable, net of allowance for doubtful accounts	151,725	132,867
Accounts receivable from related parties	1,910	2,189
Expendable parts and supplies, net of allowance for obsolescence	62,093	56,814
Prepaid expenses	62,182	59,175
Other current assets	8,915	22,783
Total Current Assets	1,172,509	1,405,515

Long-term investments	240,097	37,590

Property and Equipment:
Owned property and equipment:
Flight equipment	2,701,440	2,477,830
Other equipment	85,400	73,487
	2,786,840	2,551,317
Less: Accumulated depreciation	(604,455)	(530,347)
	2,182,384	2,020,970
Purchase deposits for flight equipment	330,603	327,544
Total Property and Equipment	2,512,987	2,348,514

Other Assets:
Net pension asset	12,173	11,114
Goodwill	24,037	25,305
Intangible asset	34,103	28,214
Other assets	96,641	96,509
Total Other Assets	166,954	161,143
Total Assets	$4,092,547	$3,952,762

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$152,298	$156,329
Accounts payable	117,319	95,046
Accounts payable to related parties	17,526	14,483
Air traffic liability	434,740	578,439
Taxes and interest payable	64,000	113,541
Accrued expenses payable	83,632	75,975
Other current liabilities	19,569	8,133
Total Current Liabilities	889,085	1,041,946

Non-Current Liabilities:
Long-term debt	982,160	913,507
Post employment benefits liability	6,139	6,223
Other long-term liabilities	64,354	51,223
Deferred tax liabilities	33,848	37,959
Total Non-Current Liabilities	1,086,500	1,008,912

Total Liabilities	1,975,585	2,050,858

Shareholders' Equity:
Class A - 33,420,977 shares issued and outstanding	20,858	22,626
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	52,211	47,031
Retained earnings	2,027,914	1,820,580
Accumulated other comprehensive income (loss)	8,513	4,200
Total Shareholders' Equity	2,116,962	1,901,903
Total Liabilities and Shareholders' Equity	$4,092,547	$3,952,762

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NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	3Q14	3Q13	2Q14

Net income as Reported	$65,980	$126,008	$118,172

Special Items (adjustments):
Unrealized gain (loss) on fuel hedging instruments	28,293	(9,820)	(4,105)
(Loss) gain due to devaluation of Venezuelan Bolivar	5,516	0	1,874
Adjusted Net Income	$99,789	$116,188	$115,941

Shares used for Computation (in thousands)
Basic and Diluted	44,404	44,380	44,409

Adjusted earnings per share - Basic and Diluted	2.25	2.62	2.61

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	3Q14	3Q13	2Q14

Operating Costs per ASM as Reported	10.4	10.9	10.7
Aircraft fuel per ASM	(4.0)	(4.1)	(4.1)
Operating Costs per ASM excluding fuel	6.4	6.8	6.6

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